EXHIBIT 12(c)

PACCAR and Subsidiaries

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO SEC REPORTING REQUIREMENTS

(Millions of Dollars)

	Nine Months Ended
	September 30
	2008	2007

FIXED CHARGES
Interest expense - PACCAR and Subsidiaries (1)	$299.5	$282.7
Portion of rentals deemed interest	13.1	13.0

TOTAL FIXED CHARGES	$312.6	$295.7

EARNINGS
Income before taxes - PACCAR and Subsidiaries (2)	$1,298.2	$1,392.8
Fixed charges	312.6	295.7

EARNINGS AS DEFINED	$1,610.8	$1,688.5

RATIO OF EARNINGS TO FIXED CHARGES	5.15X	5.71X

(1)  Exclusive of interest, if any, paid to PACCAR.

(2)  Includes before tax earnings of wholly owned subsidiaries.